UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

READING INTERNATIONAL INC.

(Name of Issuer)

Class B Voting Common Stock, par value $0.01

(Title of Class of Securities)

755408200

(CUSIP Number)

July 13, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Cuban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 184,351
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 184,351
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%(1)
12	TYPE OF REPORTING PERSON (see instructions) IN

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Based on 1,680,590 shares of Class B Voting Common Stock of the Issuer (“the Shares”), $0.01 par value per share outstanding at May 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2023. Mr. Cuban also owns 72,164 shares of Class A Nonvoting Common Stock of the Issuer.

Preliminary Statement;

This Schedule 13G is filed by the Mark Cuban (the “Reporting Person”) and amends, supplements and replaces in its entirety the Schedule 13D filed by the Reporting Person with the Commission on August 3, 2015, as amended by that Schedule 13D/A filed with the Commission on November 06, 2014, that Schedule 13D/A filed with the Commission on February 22, 2016, that Schedule 13D/A filed with the Commission on April 9, 2020, and that Schedule 13D/A filed with the Commission on July 5, 2023 (as amended and supplemented, collectively, the “Schedule 13D”). The Schedule 13D had superseded a Schedule 13G previously filed by the Reporting Person relating to the Shares. The Reporting Person has decided to sell Shares and reduce his beneficial ownership position in the Issuer, and in connection with such decision, has determined that he no longer holds any Shares with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. As a result of such decision, the Reporting Person has reduced his beneficial ownership by greater than 1% since the Schedule 13D/A filed with the Commission on July 5, 2023. In accordance with Rule 13d-1(h), the Reporting Person accordingly has determined to again report his beneficial ownership of Shares on Schedule 13G.

Item 1(a).	Name of Issuer:

READING INTERNATIONAL INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

189 Second Avenue, Suite 2S
New York, NY 10003

Item 2(a).	Name of Person Filing:

Mark Cuban

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1229 Slocum St., Dallas, TX 75207

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number: 755408200

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) through (c):

The information requested herein is incorporated by reference to the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2023
Date

/s/ Mark Cuban
Signature

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